



06010408

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

17 January 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) Return of Allotment of Shares – 3 forms in total.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	12	2005	31	12	2005

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	2824	2779	1698
Nominal value of each share	5 PENCE EACH	5 PENCE EACH	5 PENCE EACH
Amount (if any) paid or due on each share (*including any share premium*)	1·310 PENCE	0·87 PENCE	2·00 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

F/N:82-4668

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LTD	ORDINARY	4,522
Address: PARTICIPANT NOMINEES LTD PARTICIPANT ID 092 MEMBERS ACCOUNT ID: SCHEMES		
UK postcode		
Name: ROGER CRESSY	ORDINARY	1 255
Address: 45 DENHAM LANE CHALFOND ST PETER GERRARDS CROSS LONDON		
UK postcode: SL9 0EP		
Name: JUDITH PASSINGHAM	ORDINARY	1524
Address: LANSDOWNE COTTAGE 59 UXBRIDGE ROAD RICKMANSWORTH HERTFORDSHIRE		
UK postcode: WD3 2DQ		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 6/1/06

A ~~director~~ / secretary / administrator / administrative receiver / receiver ~~manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange


F/N:82-4660


Blueprint
2000
Company Secretary

88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	12	2005	31	12	2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10,000	4 724	
Nominal value of each share	5 PENCE EACH	5 PENCE EACH	
Amount (if any) paid or due on each share *(including any share premium)*	102·00 PENCE	136·75 PENCE	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

F/N:82-4668

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: PAUL WRIGHT	ORDINARY	4 724
Address: LEES RIGG, GREEN NORTH ROAD, JORDANS, BUCKINGHAMSHIRE		
UK postcode: HP9 2SX		
Name: HSBC INVEST DIRECT	ORDINARY	10,000
Address: CREST ID 118, DESIGNATED ACCOUNT, 0740 - 059910		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 16/1/06.

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

F/N: 82-4668


Blueprint
2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	12	2005	31	12	2005

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	123,710	20,000	7,500
Nominal value of each share	5 PENCE EACH	5 PENCE EACH	5 PENCE EACH
Amount (if any) paid or due on each share *(including any share premium)*	136·75 PENCE	1·95 PENCE	184·00 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

F/N:82-4668

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: CAZENOVE NOMINEES LTD	ORDINARY	133,910
Address: PARTICIPANT ID 142 Cn DESIGNATED ESOS MEMBER A/C ESO 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name: BANK OF NEW YORK	ORDINARY	2,300
Address: CREST ID BO 01 ONE CANADA SQUARE LONDON		
UK postcode: E14 5AL		
Name: ALBERT RAMIREZ	ORDINARY	15,000
Address: URALS 3B (MIRA-SOL) 08195 SANT CUGAT del VALLES BARCELONA SPAIN		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/1/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange